Exhibit 99.1

First Mining Gold Corp.
Shares of Common Stock

EQUITY DISTRIBUTION AGREEMENT

August 19, 2019

Cantor Fitzgerald Canada Corporation 181 University Avenue, Suite 1500 Toronto, Ontario M5H 3M7

Ladies and Gentlemen:

First Mining Gold Corp., a company continued under the Business Corporations Act (British Columbia) (“First Mining Gold” or the “Company”), confirms its agreement (this “Agreement”) with Cantor Fitzgerald Canada Corporation (the “ Agent”) to issue and sell common shares of the Company upon and subject to the terms and conditions contained herein. Capitalized terms used herein have the meanings given to them in Section 23 hereof.

1. Issuance and Sale of Shares

The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agent, common shares (the “Shares”) of the Company having an aggregate sales price of up to C$15,000,000, provided that the market value of Shares distributed under the Prospectus Supplement shall not exceed 10% of the aggregate market value of the outstanding Shares as of the date specified in Section 9.1 of NI 44-102, which shall be calculated in accordance with Section 9.2 of NI 44-102 (the “Offering”). The Shares will be sold on the terms set forth herein at such times and in such amounts as the Company and the Agent shall agree from time to time. The issuance and sale of the Shares through the Agent will be effected pursuant to the Prospectus (as hereinafter defined) filed by the Company.

2. Placements

(a) Placement Notice. Each time that the Company wishes to issue and sell Shares hereunder (each, a “Placement”), it will notify the Agent by e-mail notice (or other method mutually agreed to in writing by the parties) (a “Placement Notice”) in the form set forth on Schedule 1 hereto, containing the parameters within which it desires to sell the Shares, which shall at a minimum include the number of Shares to be sold pursuant to this Agreement (“Placement Shares”), the time period during which sales are requested to be made, any limitation on the number of Placement Shares that may be sold in any one Trading Day, any minimum price below which sales may not be made and the amount of the Placement Fee. The Placement Notice shall originate from any of the individuals (each an “Authorized Representative”) from the Company set forth on Schedule 2 hereto and shall be addressed to each of the respective individuals from the Agent set forth on Schedule 2 hereto, as such Schedule 2 may be amended from time to time. The Placement Notice shall be effective upon delivery to the Agent unless and until (i) the Agent declines to accept the terms contained therein for any reason, in its sole discretion, in accordance with the notice requirements set forth in Section 4, (ii) the entire amount of the Placement Shares have been sold, (iii) the Company suspends or terminates the Placement Notice in accordance with the notice requirements set forth in Sections 4 or 14, as applicable, (iv) the Company issues a subsequent Placement Notice with parameters superseding those on the earlier Placement Notice, or (v) this Agreement has been terminated under the provisions of Section 14.

(b) Placement Fee. The amount of compensation to be paid by the Company to the Agent with respect to each Placement for which such Agent acted as sales Agent under this Agreement shall be equal to up to 3% of the gross proceeds from such Placement (the “Placement Fee”).

(c) No Obligation. It is expressly acknowledged and agreed that neither the Company nor the Agent will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Company delivers a Placement Notice to the Agent, which Placement Notice has not been declined, suspended or otherwise terminated in accordance with the terms of this Agreement, and then only upon the terms specified therein and herein. It is also expressly acknowledged that the Agent will be under no obligation to purchase Placement Shares on a principal basis. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will prevail.

(d) Limitations on Placements. Under no circumstances shall the Company deliver a Placement Notice if, after giving effect to the issuance of the Placement Shares requested to be issued under such Placement Notice, the aggregate sales proceeds raised from the Placement Shares sold pursuant to this Agreement would exceed C$15,000,000 or the aggregate number of Placement Shares sold would exceed 55,555,556 Shares. Under no circumstances shall the Company cause or request the offer or sale of any Placement Shares if, after giving effect to the sale of such Placement Shares, the aggregate gross sales proceeds of Placement Shares sold pursuant to this Agreement would exceed the amount authorized from time to time to be issued and sold under this Agreement by the Company’s board of directors and notified to the Agent in writing. Under no circumstances shall the Company cause or request the offer or sale of any Placement Shares pursuant to this Agreement at a price lower than the minimum price authorized from time to time in the applicable Placement Notice.

3. Sale of Placement Shares by the Agent

Subject to the terms and conditions of this Agreement, upon the Company’s issuance of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, the Agent will use its commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Company and as agent, such Placement Shares up to the amount specified during the time period specified, and otherwise in accordance with the terms of such Placement Notice. The Agent covenants and the Company acknowledges that the Agent will conduct the sale of Placement Shares in compliance with applicable laws, rules and regulations including, without limitation, all applicable Canadian Securities Laws, and, if applicable, the rules of the TSX, and that such compliance may include a delay in commencement of sales efforts after receipt of a Placement Notice. The Agent will provide written confirmation to the Company no later than the opening of the Trading Day immediately following the Trading Day on which it has made sales of Placement Shares hereunder setting forth the number of Placement Shares sold on such day (showing the number of Placement Shares sold on the TSX or on any other “marketplace” (as such term is defined in NI 21-101 in Canada (a “Marketplace”) and pursuant to any other sales method used by the Agent), the average price of the Placement Shares sold (showing the average price of the Placement Shares sold on the TSX or any other Marketplace and pursuant to any other sales method used by the Agent), the gross proceeds, the commissions payable by the Company to the Agent with respect to such sales and the Net Proceeds payable to the Company. Subject to the terms and conditions of the Placement Notice, the Agent may sell Placement Shares by any method permitted by law that constitutes an “at-the-market distribution” under NI 44-102 and made in compliance with the Exemption, including, without limitation, sales made directly on the TSX or any other Marketplace, provided for greater certainty that no such transactions may be made on any exchange or quotation system outside of Canada.

The Agent acknowledges and agrees that the aggregate number of Placement Shares sold on the TSX and all other Marketplaces on any Trading Day shall not exceed 25% of the total trading volume of the Shares on the TSX and all other Marketplaces on that Trading Day, and covenants not to exceed that threshold.

Notwithstanding anything to the contrary set forth in this Agreement or a Placement Notice, the Company acknowledges and agrees that (i) there can be no assurance that the Agent will be successful in selling any Placement Shares or as to the price at which any Placement Shares are sold, if at all, and (ii) the Agent will incur no liability or obligation to the Company or any other person or entity if they do not sell Placement Shares for any reason other than a failure by the Agent to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Company and as agent such Placement Shares as provided under this Section 3.

4. Suspension of Sales

(a) The Company or the Agent may, upon notice to the other party in writing, by telephone (confirmed promptly by e-mail) or by e-mail notice (or other method mutually agreed to in writing by the parties), suspend any sale of Placement Shares for which it has received a Placement Notice; provided, however, that such suspension shall not affect or impair any party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. The Company and the Agent, severally and not jointly, agree that no such notice shall be effective against any other party unless it is made to one of the individuals named on Schedule 2 hereto, as such Schedule may be amended from time to time.

(b) Notwithstanding any other provision of this Agreement, during any period in which the Company is in possession of material non-public information, the Company and the Agent (provided they have been given prior written notice of such by the Company, which notice the Agent agrees to treat confidentially) agree that no sale of Placement Shares will take place. The Company and the Agent, severally and not jointly, agree that no such notice shall be effective against any other party unless it is made to one of the individuals named on Schedule 2 hereto, as such Schedule may be amended from time to time.

5. Settlement

(a) Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the second (2nd) trading day on the applicable stock exchange on which the Placement Shares were sold or, if the Placement Shares are not sold on a stock exchange, on the second (2nd) Trading Day (or, in either case, such earlier day as is agreed by the parties to be industry practice for regular-way trading) following the date on which such sales are made (each a “Settlement Date”). The amount of proceeds to be delivered to the Company on a Settlement Date against the receipt of the Placement Shares sold (“Net Proceeds”) will be equal to the aggregate sales price at which such Placement Shares were sold, after deduction for the commission or other compensation for such sales payable by the Company to the Agent pursuant to Section 2 hereof.

(b) Delivery of Shares. On each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the Agent’s account or its designee’s account (provided that the Agent shall have given the Company written notice of such designee at least one Trading Day prior to the Settlement Date) at CDS Clearing and Depository Services Inc. through its CDSX system or by such other means of delivery as may be mutually agreed upon by the parties hereto and, upon receipt of such Placement Shares, which in all cases shall be freely tradeable and transferable shares in good deliverable form, the Agent will, on each Settlement Date, deliver the related Net Proceeds in same day funds to an account designated by the Company prior to the Settlement Date. If the Company defaults in its obligation to deliver Placement Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 12 hereto, it will (i) hold the Agent harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay to the Agent any commission, discount, or other compensation to which it would otherwise have been entitled absent such default.

If the Company defaults in its obligation to deliver Placement Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 12 hereto, it will (i) hold the Agent harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay to the Agent any commission, discount, or other compensation to which it would otherwise have been entitled absent such default.

6. Prospectus

The Company has prepared and filed with the Qualifying Authorities in the Qualifying Jurisdictions the Preliminary Base Prospectus and has prepared and filed with the Qualifying Authorities in the Qualifying Jurisdictions the Base Prospectus in respect of an aggregate of up to C$100 million in common shares, preferred shares, warrants, subscription receipts and units of the Company (collectively, the “Shelf Securities”), in each case in accordance with Canadian Securities Laws. The British Columbia Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the Offering. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Qualifying Authorities for the Preliminary Base Prospectus and the Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Qualifying Authorities for the Base Prospectus (the “Receipt”). The term “Base Prospectus” means the final short form base shelf prospectus dated June 24, 2019 relating to the Shelf Securities, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with Canadian Securities Laws, including NI 44-101 and NI 44-102, and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases. As used herein, a “Designated News Release” means a news release disseminated by the Company in respect of previously undisclosed information that, in the Company's determination, constitutes a “material fact” (as such term is defined in Canadian Securities Laws) and identified by the Company as a “designated news release” in writing on the face page of the version of such news release that is filed by the Company on SEDAR. As used herein, “Prospectus Supplement” means the most recent prospectus supplement to the Base Prospectus relating to the Placement Shares, filed by the Company with the Qualifying Authorities in accordance with Canadian Securities Laws. The Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Base Prospectus.

For purposes of this Agreement, all references to the Base Prospectus, the Prospectus Supplement and the Prospectus or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Base Prospectus, the Prospectus Supplement and the Prospectus or any amendment or supplement thereto shall be deemed to refer to and include the filing of any document with the Qualifying Authorities, as applicable, on or after the effective date of the Base Prospectus, the Prospectus Supplement and the Prospectus, as the case may be, and deemed to be incorporated by reference therein.

All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Base Prospectus or the Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Prospectus.

7. Representations and Warranties of the Company

The Company represents and warrants to, and agrees with, the Agent that as of the date of this Agreement and as of each Applicable Time (as defined below), unless such representation, warranty or agreement specifies a specific date, that:

(a) Incorporation and Good Standing of Company. The Company has been continued and is validly existing under the laws of the Province of British Columbia and has all corporate power, capacity and authority to carry on its business as now carried on and presently proposed to be conducted as is or will be described in the Base Prospectus, the Prospectus Supplement and the Prospectus, and to own and lease its properties and assets as is or will be described in the Base Prospectus, the Prospectus Supplement and the Prospectus in each jurisdiction in which it carries on or proposes to carry on its business or owns, leases, or operates or proposes to own, lease or operate its properties and assets.

(b) Incorporation and Good Standing of Subsidiaries. Each material subsidiary of the Company, being Coastal Gold Corp., PC Gold Inc., Gold Canyon Resources Inc., Cameron Gold Operations Ltd., and Tamaka Gold Corporation (collectively, the “Material Subsidiaries”, and each a “Material Subsidiary”), has been duly incorporated or otherwise formed and organized and is validly existing under the laws of its jurisdiction of incorporation or formation and has all corporate, partnership or limited liability company power, capacity and authority to carry on its business as now carried on and presently proposed to be conducted as is described in the Base Prospectus, the Prospectus Supplement and the Prospectus.

(c) Compliance with Applicable Laws. Each of the Company and the Material Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable securities laws in each jurisdiction in which it carries on a material portion of its business and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates any material portion of its properties or carries on any material portion of its business to enable its business and assets to be owned, leased and operated, except to the extent that the failure to so comply or to be so licensed, registered or qualified would not, individually or in the aggregate, have a material adverse effect on the earnings, business, properties assets, condition (financial or otherwise), prospects, stockholders’ equity or results of operations of the Company and the Material Subsidiaries (taken as a whole) (a “Material Adverse Effect”), and all such licenses, registrations or qualifications which are material are valid and existing in good standing.

(d) No Contractual Defaults.

(i)
None of the Company or any of the Material Subsidiaries is in violation of its constating documents in any material respect; and none of the Company or any of the Material Subsidiaries is in default in the performance or observation of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note or other instrument (a “Material Contract”) to which it is a party or by which it may be bound or to which any of its properties or assets is subject which would have a Material Adverse Effect.

(ii)
The Company has no knowledge of any default, or any circumstance which with the giving of notice or lapse of time (or both) would give rise to a default, by any person who is a party to any Material Contract with the Company or any of the Material Subsidiaries, except for such defaults which would not reasonably be expected to have a Material Adverse Effect.

(e) Enforceability of Agreement. The Company has duly authorized, executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, subject to the exceptions as to enforceability as are contained in the opinion of Company Counsel referred to in Section 8(n) hereof.

(f) No Consents Required. Except as shall have been made or obtained on or before each Applicable Time and associated Settlement Date, no consent, approval, authorization, registration or qualification of any court, governmental agency or body, regulatory authority or contractual party is required for the distribution of the Placement Shares or the consummation of the transactions contemplated herein.

(g) Due Authorization. The Company has the necessary corporate power and authority to execute and deliver the Prospectus and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Prospectus prior to the filing thereof, and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Prospectus and the filing thereof, as the case may be, in each of the Qualifying Jurisdictions under Canadian Securities Laws.

(h) No Material Adverse Change. Except as has been disclosed in the Prospectus or any amendment to the Prospectus, subsequent to December 31, 2018, there has not been any material adverse change, actual or to the knowledge of the Company, pending, in the capital, assets, liabilities (absolute, accrued, contingent or otherwise), earnings, business, operations or condition (financial or otherwise) or results of the operations of the Company and the Material Subsidiaries (taken as a whole).

(i) Financial Information.

(i)
The audited comparative consolidated financial statements of the Company, including the auditors’ report and notes in respect thereof, and any unaudited comparative consolidated financial statements and notes in respect thereof incorporated by reference in the Prospectus, present fairly in all material respects the financial condition, results of operations and cash flows of the Company, as applicable, as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of Canadian Securities Laws and have been prepared in conformity with International Financial Reporting Standards (“IFRS”)  applied on a consistent basis throughout the periods involved (except as otherwise noted therein). Any selected financial data set forth in the Prospectus or any amendment to the Prospectus fairly present, on the basis stated therein, the information included therein.

(ii)
Other than as disclosed in the consolidated financial statements of the Company incorporated by reference in the Prospectus, there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or any of the Material Subsidiaries with unconsolidated entities or other persons that may have a material current or future effect on the Company and the Material Subsidiaries (taken as a whole) or on the liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of the Company and the Material Subsidiaries (taken as a whole).

(iii)
Except as publicly disclosed, none of the Company or any of the Material Subsidiaries has any contingent liabilities, in excess of the liabilities that are either reflected or reserved against in the financial statements of the Company incorporated by reference in the Prospectus which are material to the Company and the Material Subsidiaries (taken as a whole) or to the capital or operations of the Company.

(iv)
The Company has (a) designed disclosure controls and procedures to provide reasonable assurance with (i) material information relating to the Company is made known to the Chief Financial Officer or Chief Executive Officer by others, particularly during the period in which the interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and (b) designed internal controls over financial reporting or caused it to be designed under the Chief Financial Officer's or Chief Executive Officer's supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(v)
The Company has not entered into any derivative transactions for hedging purposes.

(j) Legal Proceedings. Except as is or will be disclosed in the Prospectus, there is no action, suit or proceeding (whether or not purportedly by or on behalf of, the Company or the Material Subsidiaries) to the knowledge of the Company, pending or threatened against or affecting the Company or any of the Material Subsidiaries at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency having jurisdiction over the Company or any of the Material Subsidiaries, domestic or foreign, which in any way materially adversely affects or could reasonably be expected to materially adversely affect the business, operations or condition of the Company and the Material Subsidiaries (taken as a whole) (financial or otherwise).

(k) Prospectus.

(i)
The Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Qualifying Jurisdictions and there are no reports or information that in accordance with the requirements of Canadian Securities Laws must be made publicly available in connection with the Offering as at the date hereof that have not been made publicly available as required.

(ii)
The delivery to the Agent of the Base Prospectus, the Prospectus Supplement or the Prospectus shall constitute the representation and warranty of the Company to the Agent that, at the time of such delivery, the information and statements contained therein, and of any documents incorporated therein by reference (except information and statements relating solely to and provided by the Agent expressly for inclusion therein):

(A)
are true and correct in all material respects;

(B)
constitute full, true and plain disclosure of all material facts relating to: (i) the Company and its Material Subsidiaries on a consolidated basis; and (ii) the Placement Shares;

(C)
contain no misrepresentations; and

(D)
do not omit a material fact which is necessary to make the information and statements contained therein not misleading in light of the circumstances in which they were made.

(l) The Company has filed with the United States Securities and Exchange Commission (the “Commission”) a registration statement on Form F-10 (the “U.S. Registration Statement”) relating to the Shelf Securities, which has been declared effective by the Commission, an appointment of agent for service of process on Form F-X (the “Form F-X”) relating to the U.S. Registration Statement, and a prospectus supplement relating to the offering of the Placement Shares, together with the base prospectus filed as part of the U.S. Registration Statement, pursuant to General Instruction II.L. of Form F-10 (the “U.S. Prospectus”). The U.S. Registration Statement, the U.S. Prospectus and the Form F-X comply and, as amended or supplemented, if applicable, will comply in all material respects with the U.S. Securities Act of 1933, as amended and the applicable rules and regulations of the Commission thereunder. The U.S. Registration Statement, when it became effective, and the U.S. Prospectus, as of the date thereof, did not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(m) No Other Defaults. The Company is not in default or breach of, and the execution, delivery, performance and compliance of or with the terms of this Agreement and the distribution of the Placement Shares by the Company will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under: (i) any material term or provision of the articles or resolutions of the directors (or any committee thereof) or the shareholders of the Company, or any of the Material Subsidiaries, as applicable; (ii) in any material respect, any material mortgage, note, indenture, contract, agreement, instrument, lease or other document of which any of the Company, or any of the Material Subsidiaries, is a party or by which it is bound; or (iii) in any material respect, any judgment, decree, order, statute, rule or regulation applicable to the Company.

(n) Compliance with Anti-Corruption Laws. None of the Company nor any of its Material Subsidiaries, or to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person associated with or acting on behalf of the Company or any of its Material Subsidiaries, has: (i) made or provided any unlawful contribution or gift or paid for or provided any unlawful entertainment or expense relating in either case to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, to the extent applicable to the Company or such Material Subsidiary; (iv) violated or is in violation of any provision of the Corruption of Foreign Public Officials Act (Canada), to the extent applicable to the Company or such Material Subsidiary; or (v) made or provided any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; and (B) neither the Company nor any of its Material Subsidiaries will use, directly or indirectly, the proceeds of the Offering in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any applicable anti-corruption laws.

(o) Compliance with Anti-Money Laundering Laws. The operations of the Company and its Material Subsidiaries are and have been conducted at all times in compliance with the requirements of applicable anti-money laundering laws, including, but not limited to, the Bank Secrecy Act of 1970, as amended by the USA Patriot Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada) and, in each case, the rules and regulations promulgated thereunder, and the anti-money laundering laws of the various jurisdictions in which the Company and its Material Subsidiaries conduct business (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Material Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(p) Sanctions. (i) The Company represents that, neither the Company nor any of its Subsidiaries (collectively, the “Entity”) or any director, officer, employee, agent, affiliate or representative of the Entity, is a government, individual, or entity (in this paragraph (p), “Person”) that is, or is owned or controlled by a Person that is:

(A) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council, the European Union, Her Majesty’s Treasury, Global Affairs Canada or other relevant sanctions authorities, including, without limitation, designation on OFAC’s Specially Designated Nationals and Blocked Persons List or OFAC’s Foreign Sanctions Evaders List (as amended, collectively, “Sanctions”), nor

(B) located, organized or resident in a country or territory that is the subject of Sanctions that broadly prohibit dealings with that country or territory (including, without limitation, Cuba, Iran, North Korea, Sudan, Syria and the Crimea Region of the Ukraine) (the “Sanctioned Countries”)).

 (ii) The Entity represents and covenants that it will not, directly or indirectly, use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:

(A) to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions or is a Sanctioned Country; or

(B) in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(iii) The Entity represents and covenants that, except as detailed in the Prospectus, for the past 5 years, it has not engaged in, is not now engaging in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions or is or was a Sanctioned Country.

(q) None of the Company, any of its Material Subsidiaries or to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its Material Subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. Government, including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury, Her Majesty’s Treasury, Global Affairs Canada or other relevant sanctions authority (collectively, “Sanctions”), and the Company will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person, or in any country or territory, that, at the time of such funding, is the subject or the target of Sanctions or (ii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, agent, advisor, investor or otherwise) of Sanctions.

(r) Capitalization.  The Company is authorized to issue an unlimited number of Shares, of which, as at August 19, 2019, 584,221,888 Shares are issued and outstanding, all of which Shares are issued as fully paid and non-assessable. The Company also has 15,872,998 common share purchase warrants and 47,765,000 stock options to purchase common shares of the Company outstanding as at August 19, 2019.

(s) Convertible Securities. Except as provided for herein and under the Company’s stock option plan and share-based compensation plan, no person now has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement (including convertible securities or warrants) for the purchase, subscription or issuance of Shares.

(t) Issuance of Placement Shares.

(i)
The Company has full corporate power and authority to issue the Placement Shares.

(ii)
When issued, and upon receipt of payment for the Placement Shares, all of the Placement Shares will have been duly and validly created, allotted and issued as fully paid and non-assessable.

(iii)
There is no substantial U.S. market interest (within the meaning of Regulation S) in the common shares of the Company.

(u) No Orders. No Qualifying Authority or similar regulatory authority or the TSX has issued any order which is currently outstanding preventing or suspending trading in any securities of the Company, no such proceeding is, to the knowledge of the Company, after reasonable inquiry of the senior officers of the Company, pending, contemplated or threatened and the Company is not in material default of any requirement of Canadian Securities Laws.

(v) Reporting Issuer. The Company is a “reporting issuer” or the equivalent thereof in each of the Qualifying Jurisdictions where such concept exists and is not in breach of Canadian Securities Laws, except where such breach would not, singly or in the aggregate, be expected to have a Material Adverse Effect.

(w) Independent Accountants. PricewaterhouseCoopers LLP, the Company’s auditors, who have certified certain consolidated financial statements of the Company and delivered their report with respect to the audited consolidated financial statements included or incorporated by reference in the Prospectus, are independent chartered accountants with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

(x) Transfer Agent. Computershare Trust Company of Canada has been duly appointed as transfer agent in respect of the Shares.

(y) No Stabilization. The Company has not taken, directly or indirectly, and will not take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Placement Shares.

(z) Compliance with Environmental Laws. Except as set forth in or contemplated in the Prospectus or as otherwise disclosed to the Agent in writing, the Company and the Material Subsidiaries are: (i) in substantial compliance with all applicable Environmental Laws; (ii) have received and are in substantial compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses as presently conducted; and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a Material Adverse Effect, whether or not arising from transactions in the ordinary course of business. Except as set forth in the Prospectus, neither the Company nor any of the Material Subsidiaries has been named as a potentially responsible party under any applicable Environmental Laws.

(aa) Exploration Rights.

(i)
the Goldlund Gold Project, Springpole Gold Project, Cameron Gold Project, Hope Brook Gold Project, and Pickle Crow Gold Project, each as described in the Prospectus (the “Material Properties”) are the only mineral properties currently material to the Company in which the Company or the Material Subsidiaries have an interest; the Company, through the Material Subsidiaries, holds either mineral claims, exploration permits, prospecting permits or participant interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which each Material Property is located in respect of the Material Property under valid, subsisting and enforceable title documents or other recognized and enforceable agreements, contracts, arrangements or understandings, sufficient to permit the Company (through the applicable Material Subsidiary), subject to compliance with customary permit requirements for specific work programs, to explore for the minerals relating thereto; all leases or claims and permits relating to each Material Property in which the Company (through the applicable Material Subsidiary) has an interest or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting; except as disclosed in the Prospectus, the Company (through the applicable Material Subsidiary) has all necessary rights and interests relating to each Material Property in which the Company (through the applicable Material Subsidiary) has an interest granting the Company (through the applicable Material Subsidiary) the right and ability to explore for minerals as are appropriate in view of the rights and interest therein of the Company or the applicable Material Subsidiary, with only such exceptions as do not materially interfere with the current use made by the Company or the applicable Material Subsidiary of the rights or interest so held, and each of the proprietary interests or rights and each of the agreements, contracts, arrangements or understandings and obligations relating thereto referred to above is currently in good standing in all respects in the name of the Company or the applicable Material Subsidiary, except as would not have a Material Adverse Effect, on the applicable Material Property; except as disclosed in the Prospectus, the Company and the Material Subsidiaries do not have any responsibility or obligation to pay any commission, royalty, license, fee or similar payment to any person with respect to the property rights thereof, other than mineral claim fees, except where such fee or payment would not have a Material Adverse Effect, either individually or in the aggregate;

(ii)
except as disclosed in the Prospectus, the Company and the Material Subsidiaries have received all the material permits, certificates, and approvals (collectively, the “Permits”) which are required for the exploration of each Material Property as currently conducted; and

(iii)
all assessments or other work required to be performed in relation to the material mineral claims of the Company and the applicable Material Subsidiary in order to maintain their respective interests therein, if any, have been performed to date and, except as disclosed in the Prospectus, the Company and the applicable Material Subsidiary have complied in all material respects with all applicable laws in this regard as well as with regard to legal and contractual obligations to third parties in this regard except in respect of mineral claims that the Company and the applicable Material Subsidiary intend to abandon or relinquish and except for any non-compliance which would not either individually or in the aggregate have a Material Adverse Effect; all such mineral claims are in good standing in all respects as of the date of this Agreement.

(bb) Technical Disclosure. The Company made available to the respective authors thereof prior to the issuance of all of the applicable technical reports filed by the Company on SEDAR relating to each Material Property (the “Reports”), for the purpose of preparing the Reports, as applicable, all material information requested, and no such information contained any material misrepresentation as at the relevant time the relevant information was made available. All technical information disclosed in the Prospectus, including information relating to any Material Property for the purposes of the instruments noted below, has been reviewed as required under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), except as otherwise set forth in the Prospectus, the Reports complied in all material respects with the requirements of NI 43-101 as at the date of each such Report and as of the date hereof there is no new material scientific or technical information concerning each Material Property that is not included in the Reports.

(cc) Material Changes. Except as referred to in and contemplated by the Prospectus, if any, subsequent to the respective dates as of which information is given in such documents:

(i)
there has not been any material change in the operations, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company and the Material Subsidiaries on a consolidated basis;

(ii)
there has not been any material change in the capital or long-term debt of the Company and the Material Subsidiaries on a consolidated basis; and

(iii)
there has not been any material change in the condition of the Company.

(dd) Fees. Except as provided herein, there is no person, firm or corporation which has been engaged by the Company to act for the Company and which is entitled to any brokerage or finder’s fee in connection with the Placement Shares, and in the event any such person, firm or corporation establishes a claim for any fee from the Agent, the Company covenants to indemnify and hold harmless the Agent with respect thereto and with respect to all costs reasonably incurred in the defence thereof.

(ee) Taxes. Other than as disclosed to the Agent in writing: (i) the Company and each Material Subsidiary has, on a timely basis, filed all necessary tax returns and notices and has paid or made provision for all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due, except to the extent that the failure to do any of the foregoing would not be expected to have a Material Adverse Effect; and (ii) the Company is not aware of any material tax deficiencies or material interest or penalties accrued or accruing or alleged to be accrued or accruing, thereon with respect to itself or any subsidiary which have not otherwise been provided for by the Company, except to the extent that any such deficiency, interest or penalty would not be expected to have a Material Adverse Effect.

(ff) Listing on TSX. The issued and outstanding Shares are listed and posted for trading on the TSX and the Placement Shares will be listed and posted for trading on the TSX upon the Company complying with the conditions imposed by the TSX.

(gg) Exchange Act Status. The issued and outstanding Shares are registered pursuant to Section 12(b) of the of Securities Exchange Act of 1934, as amended, and are quoted on the OTC-QX.

(hh) Purchases by the Agent. The Company acknowledges and agrees that the Agent has informed the Company that the Agent may, but is not required to, to the extent permitted under Canadian Securities Laws, this Agreement and the Exemption, purchase and sell Shares for the Agent’s own accounts and for the accounts of its clients at the same time as sales of Placement Shares occur pursuant to this Agreement.

8. Covenants of the Company.

The Company covenants and agrees with the Agent that:

(a) Prospectus Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Company will notify the Agent promptly of the time when any subsequent amendment to the Base Prospectus has been filed with any Qualifying Authority and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the Prospectus has been filed (each, an “Amendment Date”) and of any request by any Qualifying Authority for any amendment or supplement to the Prospectus or for additional information; (ii) the Company will file promptly all other material required to be filed by it with the Qualifying Authorities; (iii) the Company will submit to the Agent a copy of any amendment or supplement to the Prospectus (other than a copy of any documents incorporated by reference into Prospectus) a reasonable period of time before the filing thereof and will afford the Agent and the Agent’s counsel a reasonable opportunity to comment on any such proposed filing and to perform any due diligence investigations as may reasonably be required prior to such proposed filing; and (iv) the Company will furnish to the Agent at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Prospectus (provided that the Company shall not be required to deliver documents or information incorporated by reference into the Prospectus if such documents are accessible from SEDAR) and the Company will cause each amendment or supplement to the Prospectus to be filed with the Qualifying Authorities as required pursuant to Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Qualifying Authorities as required pursuant to Canadian Securities Laws, within the time period prescribed.

(b) Notice of Stop Orders. The Company will advise the Agent, promptly after it receives notice thereof, of the issuance by the Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectus or other prospectus in respect of the Shares, of the suspension of the qualification of the Shares for offering or sale in the Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Qualifying Authorities for the amending or supplementing of the Prospectus or for additional information relating to the Shares. If there is a Placement Notice that has been issued by the Company that has not been suspended or terminated in accordance with the notice requirements set forth in Sections 4 or 14, as applicable, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectus or other prospectus in respect of the Shares, the suspension of any qualification for offering or sale in the Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Placement Notice, then, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectus or other prospectus in respect of the Shares, the suspension of any qualification for offering or sale in the Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c) Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agent under Canadian Securities Laws (disregarding, for such purpose, the applicability of the Exemption), the Company will comply in all material respects with all requirements imposed upon it by Canadian Securities Laws, as appropriate and as from time to time in force, and will file on or before their respective due dates all reports required to be filed by it with the Qualifying Authorities pursuant to Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectus as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Prospectus to comply with Canadian Securities Laws, the Company will immediately notify the Agent to suspend the offering of Placement Shares during such period and, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to file an amendment or supplement to the Prospectus to comply with Canadian Securities Laws, the Company will promptly prepare and file with the Qualifying Authorities such amendment or supplement as may be necessary to correct such statement or omission or to make the Prospectus comply with such requirements, and the Company will furnish to the Agent such number of copies of such amendment or supplement as the Agent may reasonably request.

(d) Prospectus. The Company will furnish to the Agent and its counsel (at the expense of the Company) copies of the Prospectus (including all documents incorporated by reference therein) and all amendments and supplements to the Prospectus that are filed with the Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered by the Qualifying Authorities (including all documents filed with the Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agent may from time to time reasonably request; provided, however, the Company shall not be required to furnish any documents to the Agent that are available on SEDAR.

(e) Company Information. The Company will furnish to the Agent such information in its possession as is reasonably requested by the Agent as necessary or appropriate to fulfil its obligations as agent pursuant to this Agreement and Canadian Securities Laws.

(f) Material Non-Public Information. The Company covenants that it will not issue a Placement Notice to the Agent in accordance with Section 2 hereof if the Company is in possession of material non-public information regarding the Company and its subsidiaries, taken as a whole, or the Shares.

(g) Expenses. The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated in accordance with Section 14, will pay all expenses relating to the following matters: (i) the preparation and filing of the Prospectus and each amendment and supplement thereto, (ii) the preparation, issuance and delivery of the Placement Shares, (iii) all fees and disbursements of the Company’s counsel, accountants and other advisors, (iv) the reasonable fees, disbursements and expenses of counsel to the Agent in connection with this Agreement and the Prospectus and ongoing services in connection with the transaction contemplated hereunder, (v) the qualification of the Placement Shares under securities law, including filing fees in connection therewith, (vi) the printing and delivery to the Agent of copies of the Prospectus and any amendments or supplements thereto, and of this Agreement, (vii) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on the TSX, and (viii) the filing fees and expenses related to the Qualifying Authorities. All fees and expenses are to be paid in the currency in which such fees and expenses were incurred.

(h) Use of Proceeds. The Company will use the Net Proceeds as described in the Prospectus.

(i) Change of Circumstances. During the term of this Agreement, the Company will, at any time during a fiscal quarter in which the Company intends to deliver a Placement Notice to the Agent to sell Placement Shares, advise the Agent promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any representation, opinion, certificate, letter or other document provided to the Agent pursuant to this Agreement.

(j) Due Diligence Cooperation. The Company will cooperate with any due diligence review conducted by the Agent or their Agent, including, without limitation, providing information and making available documents and senior corporate officers, as the Agent or its counsel may reasonably request; provided, however, that the Company shall be required to make available senior corporate officers only (i) by telephone or at the Company’s principal offices and (ii) during the Company’s ordinary business hours.

(k) Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Placement Shares under this Agreement (and upon the recommencement of the offering of the Placement Shares under this Agreement following any suspension of sales under Section 4), and, upon delivery of each Placement Notice at each Applicable Time, each Settlement Date and each Amendment Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(l) Required Filings Relating to Placement of Placement Shares. In each quarterly report, annual information form or annual financial statements filed by the Company in respect of any period in which sales of Placement Shares were made by the Agent under this Agreement, the Company shall set forth with regard to such period the number of Placement Shares sold through the Agent under this Agreement, the Net Proceeds received by the Company and the compensation paid by the Company to the Agent with respect to sales of Placement Shares pursuant to this Agreement. For so long as the Shares are listed on the TSX, the Company will provide the TSX with all information it requires with respect to the Offering within the timelines prescribed by the TSX.

(m) Representation Dates; Certificate. During the term of this Agreement, each time the Company (i) files a Prospectus relating to the Placement Shares or amends or supplements the Prospectus relating to the Placement Shares by means of an amendment or supplement but not by means of incorporation of document(s) by reference to the Prospectus relating to the Placement Shares; (ii) files or amends an annual information form; (iii) files or amends annual or interim financial statements; or (iv) at any other time reasonably requested by the Agent (each date of filing shall be a “Representation Date”), the Company shall furnish the Agent with a certificate, in the form attached hereto as Exhibit A-1 within three (3) Trading Days of any Representation Date. The requirement to provide a certificate under this Section 8(m) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Placement Shares following a Representation Date when the Company relied on such waiver and did not provide the Agent with a certificate under this Section 8(m), then before the Company delivers the Placement Notice or any Agent sells any Placement Shares, the Company shall provide the Agent with the certificate, in the form attached hereto as Exhibit A-1, dated the date of the Placement Notice.

(n) Legal Opinions. Upon execution of this Agreement and (x) within three (3) Trading Days of each Representation Date with respect to which the Company is obligated to deliver the certificate in the form attached hereto as Exhibit A-1 for which no waiver is applicable and (y) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(m), the Company will furnish or cause to be furnished to the Agent, the written opinions of Company Counsel, such opinions to be substantially similar to the form attached hereto as Exhibit B, dated the date that the opinion is required to be delivered, in form and substance satisfactory to the Agent and its counsel, acting reasonably, and such other opinions as the Agent or counsel to the Agent may reasonably require in connection with the issuance of the Placement Shares or the Material Properties, or, in lieu of such opinions, counsel last furnishing such opinion to the Agent may furnish the Agent with a letter to the effect that the Agent may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Prospectus as amended and supplemented to the time of delivery of such letter authorizing reliance).

(o) Comfort Letters. Upon execution of this Agreement and (x) within three (3) Trading Days of each Representation Date with respect to which the Company is obligated to deliver the certificate in the form attached hereto as Exhibit A-1 for which no waiver is applicable and (y) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(m), the Company shall cause PricewaterhouseCoopers LLP, the Company’s auditors, to furnish to the Agent a letter (each, a “Comfort Letter”) addressed to the Agent dated the date such Comfort Letter is delivered, in form and substance satisfactory to the Agent, acting reasonably, (A) relating to the verification of certain of the financial information and statistical and accounting data relating to the Company and its subsidiaries, as applicable, contained in the Prospectus or incorporated by reference therein, which comfort letters shall be based on a review having a cut-off date not more than two (2) business days prior to the date of such letter, (B) stating that such auditors are independent public accountants within the meaning of Canadian Securities Laws and the rules and regulations thereunder, and that in their opinion the portion of the audited financial statements of the Company incorporated by reference in the Prospectus and audited by such auditors comply as to form in all material respects with the applicable accounting requirements of Canadian Securities Laws (the first such letter in each case, the “Initial Comfort Letter”) and (C) if applicable, updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Prospectus, as amended and supplemented to the date of such letter.

(p) Market Activities. The Company will not, directly or indirectly, (i) take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Placement Shares or (ii) bid for, or purchase the Placement Shares, or pay anyone any compensation for soliciting purchases of the Placement Shares other than the Agent.

(q) No Offer to Sell. Neither the Agent nor the Company (including its agents and representatives, other than the Agent in each of their capacities as such) will make, use, prepare, authorize, approve or refer to any written communication that constitutes an offer to sell or solicitation of an offer to buy Placement Shares hereunder.

(r) Consent to the Agent’s Trading. The Company consents to the extent permitted under Canadian Securities Laws, the rules of the TSX, the Exemption and under this Agreement, to the Agent trading in the Shares of the Company: (i) for the account of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement; and (ii) for the Agent’s own accounts provided that no such purchase or sale shall take place by the Agent while such Agent has received a Placement Notice that remains in effect, unless the Company has expressly authorized or consented in writing to any such trades by such Agent.

(s) Sale of Placement Shares in the United States. The Company will not engage in, and not permit any of its affiliates or any person acting on its behalf to engage in, any Directed Selling Efforts or in any form of General Solicitation or General Advertising in the United States with respect to the Placement Shares.

(t) Listing of Placement Shares. Prior to the date of the first Placement Notice, the Company will use its reasonable best efforts to cause the Placement Shares to be listed on the TSX.

9. Reporting Relating to Placement of Placement Shares

The Agent will use its commercially reasonable efforts to deliver to the Company, for each month during which Placement Shares are sold through the Agent or distributed pursuant to this Agreement, and otherwise as reasonably requested by the Company to enable the Company to meet its monthly reporting requirements under Canadian Securities Laws or any applicable requirements of the TSX or any other Marketplace or the Exemption, promptly upon a request from the Company, a report providing sufficient information regarding the distribution of the Placement Shares for the Company to meet its monthly reporting requirements under Canadian Securities Laws or any applicable requirements of the TSX or any other Marketplace or the Exemption. Unless Canadian Securities Laws, the applicable requirements of the TSX or such other Marketplace or the Exemption otherwise require, the Company and Agent agree that the Agent's report referred to in this Section 9 shall state the aggregate number of Placement Shares issued on all Settlement Dates occurring during the month together with such information as specified in Section 3 on an aggregate monthly basis.

10. Additional Representations and Covenants of the Company

(a) Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) in connection with the offering and sale of the Placement Shares other than the Prospectus, provided that the Agent covenants with the Company not to take any action that would result in the Company being required to file with the Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Company, but for the action of the Agent.

11. Conditions to the Agent’s Obligations.

The obligations of the Agent hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Company herein, to the due performance by the Company of its obligations hereunder, to the completion by the Agent of a due diligence review satisfactory to the Agent in its reasonable judgment, and to the continuing satisfaction (or waiver by the Agent in its sole discretion) of the following additional conditions:

(a) Prospectus Supplement. The Prospectus Supplement shall have been filed with the Qualifying Authorities under the Shelf Procedures and in accordance with this Agreement, all requests for additional information on the part of the Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agent and the Agent’s counsel and the Exemption shall remain in full force and effect without amendment.

(b) No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Prospectus, the response to which would require any amendments or supplements to the Prospectus; (ii) the issuance by the Qualifying Authorities or any other federal or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Prospectus or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Prospectus or documents so that it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company’s reasonable determination that an amendment to the Prospectus would be appropriate.

(c) Material Changes. Except as contemplated and appropriately disclosed in the Prospectus, or disclosed in the Company’s reports filed with the Qualifying Authorities, in each case at the time the applicable Placement Notice is delivered, there shall not have been any material change, on a consolidated basis, in the authorized common share capital of the Company, or any development that causes or could reasonably be expected to cause a Material Adverse Effect (financial or otherwise), the effect of which, in the sole judgment of the Agent (without relieving the Company of any obligation or liability it may otherwise have), acting reasonably, is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Prospectus.

(d) Certificate. The Agent shall have received the certificate required to be delivered pursuant to Section 8(m) on or before the date on which delivery of such certificate is required pursuant to Section 8(m).

(e) Legal Opinions. The Agent shall have received the opinions of counsel to be delivered pursuant to Section 8(n) on or before the date on which such delivery of such opinions are required pursuant to Section 8(n). In addition, Company Counsel may rely upon the opinions of local counsel as to all matters relating to jurisdictions other than the Provinces of Ontario, Alberta, and British Columbia, not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Company, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations.

(f) Comfort Letters. The Agent shall have received the Comfort Letter(s) required to be delivered pursuant to Section 8(n) on or before the date on which the delivery of such letter is required pursuant to Section 8(n).

(g) Approval for Listing; No Suspension. The Placement Shares shall have either been (i) approved for listing, subject to notice of issuance, on the TSX, or (ii) the Company shall have filed an application for listing of the Placement Shares on the TSX at or prior to the issuance of the Placement Notice. Trading in the Shares shall not have been suspended on such markets.

(h) Other Materials. On each date on which the Company is required to deliver a certificate pursuant to Section 8(m), the Company shall have furnished to the Agent such appropriate further information, certificates and documents as the Agent may reasonably request.

(i) Securities Filings Made. All filings required by the Qualifying Authorities to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by Canadian Securities Laws.

12. Indemnification and Contribution

(a) The Company shall indemnify and hold harmless each of the Agent and the Agent’s affiliates, directors, officers, shareholders, partners, members, agents and employees and each person who controls the Agent or any of its affiliates within the meaning of Canadian Securities Laws (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against all liabilities, claims, demands, losses, costs, damages and expenses (including, without limitation, any legal or other expenses incurred by them in connection with investigating or defending any such liability, claim, demand, loss, damage or expense) in any way caused by or arising directly or indirectly from or in consequence of: (i) any information or statement (except for the Agent’s Information (as defined below)) in the Prospectus or any amendment thereto or in any other document incorporated therein by reference being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except for the Agent’s Information) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made; (ii) any untrue statement or alleged untrue statement of a material fact in the Prospectus or any amendment thereto, or any omission or alleged omission of a material fact (except for the Agent’s Information) necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; (iii) the Company not complying with any requirement of applicable Canadian Securities Laws in connection with the transactions contemplated herein; or (iv) any order made or any inquiry, investigation (whether formal or informal) or proceeding commenced or threatened by any securities, regulatory or other competent authority based upon the circumstances described in (i), (ii) or (iii) above which operates to prevent or restrict the trading in or the distribution of the Placement Shares or any of them in any of the provinces and territories of Canada, except that if and to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable determines that the liability, claim, demand, loss, cost, damage or expense was primarily and directly the result of the gross negligence or wilful misconduct of the Indemnified Party claiming indemnity, such Indemnified Party will promptly reimburse the Company any funds advanced to the Indemnified Party in respect of such liability, claim, demand, loss, cost, damage or expense and the indemnity provided for in this Section 12 shall cease to apply to such Indemnified Party in respect of such liability, claim, demand, loss, cost, damage or expense. For greater certainty, the Company and the Agent agree that they do not intend that any failure by the Agent to conduct such reasonable investigation as necessary to provide the Agent with reasonable grounds for believing the Prospectus contained no misrepresentation shall constitute “ “gross negligence” or “wilful misconduct” for the purposes of this Section 12 or otherwise disentitle the Agent from indemnification hereunder.

The Agent agrees to indemnify and hold harmless each of the Company and its directors, officers, employees and agents and each person who controls the Company within the meaning of Canadian Securities Laws, from and against any and all losses (other than loss of profits), claims, damages and liabilities (including, without limitation, the legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted) caused by (i) any untrue statement or alleged untrue statement of a material fact relating solely to the Agent that has been provided in writing to the Company by or on behalf of any Agent specifically for inclusion in and contained in the Prospectus (including any amendment or supplement if the Company shall have furnished any amendments or supplements thereto) or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading made solely in reliance on facts or information relating solely to the Agent or any of them that has been provided in writing to the Company by or on behalf of any Agent specifically for inclusion therein.

The Company acknowledges that the name of the Agent set forth on the cover constitutes the only information furnished in writing by or on behalf of the Agent for inclusion in the Prospectus (collectively, the “Agent’s Information”).

(b) In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 12(a) hereof is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, damages and expenses referred to therein, the Company shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(i)
in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Agent on the other hand from the distribution of the Placement Shares; or

(ii)
if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Agent on the other hand in connection with the matters or things referred to in Section 12(a) hereof which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations;

provided that the Agent shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Placement Fee or any portion thereof actually received. The relative benefits received by the Company on the one hand and the Agent on the other shall be deemed to be in the same ratio as the total net proceeds from the distribution of Placement Shares received by the Company is to the Placement Fee received by the Agent. The relative fault of the Company on the one hand and of the Agent on the other shall be determined by reference to, among other things, whether the matters or things referred to in Section 12(a) hereof which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Company (including indirectly as aforesaid) or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Agent and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in Section 12(a) hereof. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 12(b) were determined by any method of allocation which does not take into account the equitable considerations referred to above in this Section 12(b).

Notwithstanding the provisions of this Section 12(b), no person guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(c) If any matter or thing contemplated by this Section 12 shall be asserted against any Indemnified Party, the Indemnified Party concerned shall promptly notify the indemnifying party (the “Indemnifying Party”) and the Agent of the nature of such claim (provided that any failure to so notify the Indemnifying Party promptly shall relieve the Indemnifying Party of liability under this Section 12 only to the extent that such failure materially prejudices the Indemnifying Party’s ability to defend such claim), and the Indemnifying Party shall, subject as hereinafter provided, be entitled (but not required) to assume the defence of any suit or proceeding (including any governmental or regulatory investigation or proceeding) brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld) and no admission of liability or settlement shall be made by any Indemnified Party in respect of any Indemnified Party without, in each case, the prior written consent of the Indemnified Party. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Indemnifying Party fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable period of time; or (ii) the employment of such counsel has been authorized in writing by the Indemnifying Party; (iii) the Indemnified Party has reasonably concluded, based on advice of counsel, that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Company, or (iv) a conflict or potential conflict exists, based on advice of counsel to the Indemnified Party (and in the case of (iii) and (iv), if such Indemnified Party notifies the Company in writing that it elects to employ separate counsel at the expense of the Company, the Company shall not have the right to assume the defence of such suit or proceeding on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party), it being understood, however, that the Company shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm for all such Indemnified Parties (other than local counsel). No Indemnifying Party shall, without the prior written consent of each Indemnified Party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 11 (whether or not any Indemnified Party is a party thereto), unless such settlement, compromise or consent (1) includes an express and unconditional release of each Indemnified Party, in form and substance reasonably satisfactory to such indemnified party, from all liability arising out of such litigation, investigation, proceeding or claim and (2) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party. It is the intention of the Company to constitute the Agent as trustee, for the Agent’s directors, officers, shareholders, agents and employees, and each person who controls the Agent of the covenants of the Company under Sections 12(a) and 12(b) hereof with respect to the Agent’s directors, officers, shareholders, agents and employees, and each person who controls the Agent, and the Agent agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

The Company agrees that in case any legal proceedings or investigation shall be brought against or initiated against the Company by any governmental commission, regulatory authority, exchange, court or other authority and an Indemnified Party or other representative of the Agent shall be required to testify or respond to procedures designed to discover information regarding, in connection with or relating to the performance of professional services rendered to the Company by the Agent, the Company agrees to pay the Agent the reasonable costs (including an amount to reimburse the Agent for the time spent by the personnel in connection therewith on a per diem basis and out-of-pocket expenses) in connection therewith.

(d) The rights provided in this Section 12 shall be in addition to and not in derogation of any other right which the Agent may have by statute or otherwise at law.

13. Representations and Warranties to Survive Delivery

All representations and warranties of the Company herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of the Agent, its affiliates, directors, officers, shareholders, agents and employees and any controlling persons, (ii) delivery and acceptance of the Placement Shares and payment therefor or (iii) any termination of this Agreement.

14. Termination

(a) The Agent may terminate this Agreement, by notice to the Company, as hereinafter specified at any time (1) if there has been, since the time of execution of this Agreement or since the date as of which information is given in the Prospectus, any change, or any development or event involving a prospective change, in the condition, financial or otherwise, or in the business, properties, earnings, results of operations or prospects of the Company and its Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, which individually or in the aggregate, in the sole judgment of the Agent is material and adverse and makes it impractical or inadvisable to market the Placement Shares or to enforce contracts for the sale of the Placement Shares, (2) if there has occurred any material adverse change in the financial markets in Canada or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Agent, impracticable or inadvisable to market the Placement Shares or to enforce contracts for the sale of the Placement Shares, (3) if trading in the Shares has been suspended or limited by the Qualifying Authorities or the TSX, or if trading generally on the TSX has been suspended or limited, or minimum prices for trading have been fixed on the TSX, (4) if any suspension of trading of any securities of the Company on any exchange or in the over-the-counter market shall have occurred and be continuing, or (5) if a major disruption of securities settlements or clearance services in Canada shall have occurred and be continuing. Any such termination shall be without liability of any party to any other party except that the provisions of Sections 8(g), 12, 13, 14(e), 16, 19 and 20 hereof shall remain in full force and effect notwithstanding such termination. If the Agent elects to terminate this Agreement as provided in this Section 13(a), the Agent shall provide the required notice as specified in Section 14.

(b) The Company shall have the right to terminate this Agreement by giving ten (10) days’ notice as hereinafter specified to terminate this Agreement in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Sections 8(g), 12, 13, 14(e), 16, 19 and 20 hereof shall remain in full force and effect notwithstanding such termination.

(c) The Agent shall have the right to terminate its obligations under this Agreement in its sole discretion by giving ten (10) days’ notice as hereinafter specified to terminate this Agreement in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Sections 8(g), 12, 13, 14(e), 16, 19 and 20 hereof shall remain in full force and effect notwithstanding such termination.

(d) This Agreement shall remain in full force and effect until the earliest to occur of (i) termination pursuant to Sections 14(a), 14(b)or 14(c) or otherwise by mutual agreement of the parties; (ii) such date that the aggregate gross sales proceeds of Shares sold pursuant to this Agreement equals $15,000,000; or (iii) July 24, 2021; provided that any such termination shall in all cases be deemed to provide that Sections 8(g), 12, 13, 14(e), 16, 19 and 20 shall remain in full force and effect.

(e) Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agent or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

(f) In the event that the Company terminates this Agreement, as permitted under Section 14(a), the Company shall be under no continuing obligation, either pursuant to this Agreement or otherwise, to utilize the services of the Agent in connection with any sale of securities of the Company or to pay any compensation to the Agent other than compensation with respect to sales of Placement Shares subscribed on or before the termination date and the Company shall be free to engage other placement agents and underwriters before (except with respect to the sale of securities hereunder), from and after the termination date with no continuing obligation to the Agent.

15. Notices

All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing and if sent to the Agent, shall be delivered to:

Cantor Fitzgerald Canada Corporation
181 University Avenue, Suite 1500
Toronto, Ontario M5H 3M7

Attention: Christopher Craib and Graham Moylan
Email: [REDACTED]

and

Cantor Legal Department
499 Park Ave.
New York, NY

Attention: General Counsel
Email: [REDACTED]

with a copy to:

Stikeman Elliott LLP
199 Bay Street, Suite 5300
Toronto, Ontario M5L 1B9

Attention: Ivan Grbešić
Email: [REDACTED]

or if sent to the Company, shall be delivered to:

First Mining Gold Corp.
1800-925 West Georgia Street
Vancouver, British Columbia V6C 3L2

Attention: Samir Patel, General Counsel & Corporate Secretary
Email: [REDACTED]

with a copy to:

Bennett Jones LLP
666 Burrard Street, Suite 2500
Vancouver, British Columbia V6C 2X8

Attention: James Beeby
Email: [REDACTED]

Each party to this Agreement may change such address for notices by sending to the other parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by e-mail (with an original to follow) on or before 4:30 p.m. (Toronto time), on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier, (iii) on the Business Day actually received if deposited in the mail (certified or registered mail, return receipt requested, postage prepaid), and (iv) if sent by email, on the Business Day on which receipt is confirmed by the individual to whom the notice is sent, other than via auto-reply. For purposes of this Agreement, “Business Day” shall mean any day on which the TSX is open for business.

16. Consent to Jurisdiction

The Company irrevocably (i) agrees that any legal suit, action or proceeding against the Company brought by the Agent or by any person who controls any Agent arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in any court of the Province of Ontario, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above- referenced documents, to the extent permitted by law. The provisions of this Section 16 shall survive any termination of this Agreement, in whole or in part.

17. Successors and Assigns

This Agreement shall inure to the benefit of and be binding upon the Company and its affiliates, directors, officers, shareholders, agents and employees and the controlling persons referred to in Section 12 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties.

18. Adjustments for Stock Splits

The parties acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock dividend or similar event effected with respect to the Shares.

19. Entire Agreement; Amendment; Severability

This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and the Agent. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

20. Applicable Law

This Agreement and any claim, controversy or dispute relative to or arising out of this Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario. Each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

21. Waiver of Jury Trial

The Company and the Agent hereby irrevocably waive any right either may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

22. Absence of Fiduciary Duties

The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement. They further acknowledge that the Agent has not been engaged by the Company to provide, and has not provided, financial advisory services in connection with the terms of the Offering nor has the Agent assumed at any time a fiduciary relationship to the Company in connection with such Offering. The Company hereby waives, to the fullest extent permitted by law, any claims it may have against the Agent for breach of fiduciary duty or alleged breach of fiduciary duty and agrees the Agent shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including shareholders, employees or creditors of Company.

23. Definitions

As used in this Agreement, the following terms have the respective meanings set forth below:

(a)
“Amendment Date” has the meaning given thereto in Section 8(a) hereof;

(b)
 “Applicable Time” means (i) each Representation Date, (ii) the time of each sale of any Placement Shares pursuant to this Agreement and (iii) each Settlement Date;

(c)
“Authorized Representative” has the meaning given thereto in Section 2(a) hereof;

(d)
“Base Prospectus” has the meaning given thereto in Section 6 hereof;

(e)
“Canadian Securities Laws” means the Securities Act (Ontario), the equivalent legislation in each of the other Qualifying Jurisdictions and applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Qualifying Authorities in each of the Qualifying Jurisdictions as modified by the Exemption;

(f)
“Comfort Letter” has the meaning given thereto in Section 8(n) hereof;

(g)
“Company Counsel” means the law firm of Bennett Jones LLP, counsel for the Company in the Provinces of Ontario, British Columbia, and Alberta;

(h)
“Designated News Release” has the meaning given thereto in Section 6 hereof;

(i)
“Directed Selling Efforts” means “directed selling efforts” as defined in Regulation S and, without limiting the foregoing, but for greater clarity, means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Placement Shares and includes, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Placement Shares;

(j)
“Environmental Laws” means all applicable foreign, federal, provincial, state and local laws and regulations, as well as any obligations or requirements arising under the common law, relating to occupational health and safety applicable to employees of the Company or to the protection of the environment;

(k)
“Exemption” means the exemptive relief decision dated August 13, 2019, obtained by the Company pursuant to National Policy 11-203 – Process for Exemptive Relief Applications in Multiple Jurisdictions providing relief from certain Canadian Securities Laws with respect to the Offering;

(l)
“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D, including, without limitation, any advertisement, article, notice or other communications published in any newspaper, magazine or similar media or broadcast over the internet, radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any other manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act;

(m)
“Indemnified Party” and “Indemnified Parties” each has the meaning given thereto in Section 12(a) hereof;

(n)
“Initial Comfort Letter” has the meaning given thereto in Section 8(n) hereof;

(o)
“Marketplace” has the meaning given thereto in Section 3 hereof;

(p)
“Material Adverse Effect” has the meaning given thereto in Section 7(c) hereof;

(q)
“Material Contract” has the meaning given thereto in Section 7(d)(i) hereof;

(r)
“Material Subsidiaries” has the meaning given thereto in Section 7(b) hereof;

(s)
“Net Proceeds” has the meaning given thereto in Section 5(a) hereof;

(t)
“NI 21-101” means National Instrument 21-101 – Market Operations;

(u)
“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

(v)
“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

(w)
“Offering” has the meaning given thereto in Section 1 hereof;

(x)
“Placement” has the meaning given thereto in Section 2(a) hereof;

(y)
“Placement Fee” has the meaning given thereto in Section 2(a) hereof;

(z)
“Placement Notice” has the meaning given thereto in Section 2(a) hereof;

(aa)
“Placement Shares” has the meaning given thereto in Section 2(a) hereof;

(bb)
“Preliminary Base Prospectus” means the preliminary short form base shelf prospectus of the Company dated May 29, 2019;

(cc)
“Prospectus” means the Prospectus Supplement (and any additional prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Qualifying Authorities in accordance with Canadian Securities Laws) together with the Base Prospectus;

(dd)
“Prospectus Supplement” has the meaning given thereto in Section 6 hereof;

(ee)
“Qualifying Authorities” means the securities regulatory authorities in each of the provinces of Canada;

(ff)
“Qualifying Jurisdictions” means each of the provinces of Canada;

(gg)
“Receipt” has the meaning given thereto in Section 6 hereof;

(hh)
“Regulation D” means Regulation D under the U.S. Securities Act;

(ii)
“Regulation S” means Regulation S under the U.S. Securities Act;

(jj)
“Representation Date” has the meaning given thereto in Section 8(n) hereof;

(kk)
“Reviewing Authority” has the meaning given thereto in Section 6 hereof;

(ll)
“SEDAR” means the System for Electronic Document Analysis and Retrieval;

(mm)
“Settlement Date” has the meaning given thereto in Section 5(a) hereof;

(nn)
“Shares” has the meaning given thereto in Section 1 hereof;

(oo)
“Shelf Procedures” has the meaning given in NI 44-102;

(pp)
“Shelf Securities” has the meaning given thereto in Section 6 hereof;

(qq)
“Trading Day” means any day on which the TSX is open for trading;

(rr)
“TSX” means the Toronto Stock Exchange; and

(ss)
“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

24. Recognition of the U.S. Special Resolution Regimes.

(a) In the event that the Agent that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from the Agent of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b) In the event that the Agent that is a Covered Entity or a BHC Act Affiliate of the Agent becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against the Agent are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement was governed by the laws of the United States or a state of the United States.

(c)
As used in this Section 24:

(i)
“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

(ii)
“Covered Entity” means any of the following:

(A)
a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(B)
a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(C)
a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

(iii)
“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

(iv)
“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

25. Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by email transmission.

[Remainder of page left intentionally blank.]

If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein please indicate your agreement by countersigning this Agreement in the space provided below.

Yours very truly,

FIRST MINING GOLD CORP.
By:	/s/ Daniel W. Wilton
Name: Daniel W. Wilton
Title: Chief Executive Officer

By:	/s/ Andrew Marshall
Name: Andrew Marshall
Title: Chief Financial Officer

Signature Page to Sales Agreement

ACCEPTED as of the date first-above written.

CANTOR FITZGERALD CANADA CORPORATION

By:	/s/ Christopher Craib
Name: Christopher Craib
Title: President and Chief Financial Officer

Signature Page to Sales Agreement

SCHEDULE 1

_________________________

Form of Placement Notice

__________________________

From:               First Mining Gold Corp.

To:                   Cantor Fitzgerald Canada Corporation ([REDACTED])
  Attention:

●
CFCC Sales and Trading
●
Sameer Vasudev, Controlled Equity Offering Group

Subject:           Placement Notice

Date:               [●], 20[●]

Ladies and Gentlemen:

Pursuant to the terms and subject to the conditions contained in the Equity Distribution Agreement between First Mining Gold Corp, a company continued under the Business Corporations Act (British Columbia) (the “Company”), and Cantor Fitzgerald Canada Corporation (the “Agent”), dated August 19, 2019, the Company hereby requests that the Agent sell up to [●] of the Company’s common shares, at a minimum market price of $[●] per share, during the time period beginning [month, day, time] and ending [month, day, time].

SCHEDULE 2

The Authorized Representatives of the Company are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Daniel W. Wilton Chief Executive Officer	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
Andrew Marshall Chief Financial Officer	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]

The Authorized Representatives of the Agent are as follows:

Name and Office / Title	E-mail Address
Sameer Vasudev Managing Director With copies to: Cantor ATMs	[REDACTED] [REDACTED]

EXHIBIT A-1

OFFICER’S CERTIFICATE

I, [name of executive officer], the [title of executive officer] of First Mining Gold Corp. (the “Company”), a company continued under the Business Corporations Act (British Columbia), do hereby certify in such capacity and not in my personal capacity, on behalf of the Company pursuant to Section 8(m) of the Sales Agreement dated August 19, 2019 (the “Distribution Agreement”) between the Company and Cantor Fitzgerald Canada Corporation, and without personal liability, that, to the best of my knowledge:

(i)
except as set forth in the Prospectus, the representations and warranties of the Company in Section 7 of the Distribution Agreement are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(ii)
the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Distribution Agreement at or prior to the date hereof.

Date:________________________________

FIRST MINING GOLD CORP.
By:
Name:
Title:

EXHIBIT B

MATTERS TO BE COVERED BY
INITIAL OPINION OF COMPANY COUNSEL

1.
The Company is a company continued and existing under the laws of the Province of British Columbia and has the corporate power to conduct its business as described in the Prospectus;

2.
each of Coastal Gold Corp., a company incorporated and existing under the laws of the Province of Ontario, PC Gold Inc., a company incorporated and existing under the laws of the Province of Ontario, Gold Canyon Resources Inc., a company incorporated and existing under the laws of the Province of British Columbia, Cameron Gold Operations Ltd., a company incorporated and existing under the laws of the Province of Ontario, and Tamaka Gold Corporation, a company incorporated and existing under the laws of the Province of Ontario (individually a “Subsidiary” and collectively the “Subsidiaries”), has the corporate power to conduct its business as described in the Prospectus;

3.
the Company has the corporate power to enter into and deliver the Agreement and to perform its obligations thereunder and to carry out the transactions contemplated thereby and the Agreement has been authorized, executed and, to the extent delivery is a matter governed by the laws of the Province of British Columbia or the federal laws of Canada applicable therein (the “Applicable Laws”), delivered by the Company, and such agreement is a legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms under the laws of the Province of Ontario;

4.
the Company’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares;

5.
the attributes and characteristics of the Shares conform in all material respects with the descriptions thereof in the Prospectus;

6.
all necessary corporate action has been taken by the Company to authorize the issuance and delivery of the Placement Shares;

7.
the Placement Shares to be delivered under the Agreement will, when issued, be validly issued as fully paid and non-assessable shares in the capital of the Company;

8.
the execution and delivery by the Company of, and the performance by the Company of its obligations under the Agreement will not contravene any provisions of

(i)
the notice of articles or articles, as amended, of the Company, or

(ii)
 Applicable Laws applicable to the offering of the Placement Shares, excluding the Company’s and any of its subsidiaries’ specially regulated activities (as to which such counsel need express no opinion).

9.
no consent, approval or authorization or order, of or registration, qualification, recording or filing with any governmental body or agency is required for the issuance, sale and delivery of the Placement Shares, except such as may have been made or obtained;

10.
the TSX has conditionally approved the listing and posting for trading of up to 55,555,556 Placement Shares, subject to the Company fulfilling all of the requirements of such exchange;

11.
a receipt has been obtained in respect of the Base Prospectus from each Securities Regulator, the Prospectus Supplement has been filed with the Securities Regulators in the manner and within the time period required by the Shelf Procedures, and no order having the effect of ceasing or suspending the distribution of the Placement Shares, to the knowledge of counsel, has been issued by any Securities Regulator and no proceedings for that purpose, to the knowledge of counsel, have been instituted or are pending;

12.
all documents have been filed, all proceedings have been taken and all other legal requirements have been fulfilled by the Company as required under the Securities Laws to qualify the distribution of the Placement Shares to the public in each of the Qualifying Jurisdictions through dealers duly registered under the Securities Laws who have complied with the relevant provisions of such laws; and

13.
the statements under the heading “Eligibility for Investment” in the the Prospectus are true and correct, subject to the assumptions, limitations, conditions and restrictions set out therein.

In giving the opinions described above, such counsel may state that the opinions above are limited to the laws of the Provinces of Alberta, British Columbia, and Ontario and the federal laws of Canada therein, except to the extent such opinions are made in reliance on the opinion of local counsel in other jurisdictions and as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials.